December 10, 2021

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yolanda Guobadia, Gus Rodriguez, John
Coleman, Liz Packebusch, Timothy S. Levenberg

Re:	Response to the Securities and Exchange Commission
Staff Comment dated October 21, 2021, regarding
District Metals Corp.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted October 13, 2021
CIK No. 0001839586

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the October 21, 2021 letter regarding the above-referenced confidential Amendment No. 1 to Draft Registration Statement on Form 20-F of District Metals Corp. (the "Company", "we," "our," or "us") confidentially submitted on October 13, 2021. For your convenience, the Staff's comment is included below and we have numbered our response accordingly. Simultaneously with the transmission of this letter, the Company is publicly submitting via EDGAR a Registration Statement on Form 20-F (the "Form 20-F"), responding to the Staff's comment and including certain other revisions and updates.

Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Amendment No. 1 to Draft Registration Statement on Form 20-F

Item 17. Financial Statements, page 91

Staff Comment No. 1.

Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

Company's Response:

In response to the Staff's comment, we have included audited financial statements for our fiscal years ended June 30, 2021, 2020 and 2019, respectively, and updated the related disclosures throughout the Form 20-F.

* * * * *

December 10, 2021

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (604) 288-4430, or Christopher Doerksen or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel, at (206) 903-8856 or (612) 492-6214, respectively.

Sincerely,
District Metals Corp.

/s/ Marlis Yassin
Marlis Yassin
Chief Financial Officer

cc:	Christopher Doerksen, Dorsey & Whitney LLP
Nicole Strydom, Dorsey & Whitney LLP